December 15, 2009

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:          Michaels Stores, Inc.

Form 10-K for Fiscal Year Ended January 31, 2009

Filed April 2, 2009

Form 10-Q for Fiscal Quarter Ended August 1, 2009

Filed September 4, 2009

Form 8-K Filed August 25, 2009

File No. 1-9338

Dear Mr. Thompson:

On behalf of Michaels Stores, Inc. (“Michaels” or the “Company”), we are writing to respond to your letter dated November 13, 2009 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.

We have included the text of the Staff’s comments preceding each of Michaels’ responses. Set forth below are Michaels’ responses to the comments presented in your letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 22

Critical Accounting Policies and Estimates, page 23

1.              We reviewed your response to comment number one in our letter dated October 27, 2009.  As previously requested, please explain to us in sufficient detail how you intend to comply with our comment.  Show us the additional disclosures regarding your financial condition and operating performance and the assumptions and uncertainties that underlie critical accounting estimates, including the quantitative and qualitative analysis of the sensitivity of reported results to changes in assumptions and estimates, you intend to include in future filings.

Response:

Our critical accounting policies and estimates will be modified in future filings to the following. We have included fiscal 2008 quantitative information for illustrative purposes.

We have prepared our financial statements in conformity with U.S. generally accepted accounting principles, and these financial statements necessarily include some amounts that are based on our informed judgments and estimates. Our senior management has discussed the development and selection of these critical accounting estimates, and the disclosure in this section of this report regarding them, with the Audit Committee of our Board of Directors. Our significant accounting policies are discussed in Note 1 of Notes to Consolidated Financial Statements. Our critical accounting policies represent those policies that are subject to judgments and uncertainties. As discussed below, our financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of these policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Our critical accounting policies include:

Merchandise Inventories—Merchandise inventories at Michaels stores are valued at the lower of cost or market, with cost determined using a weighted average method. Cost is calculated based upon the purchase order cost of an item at the time it is received by us, and also includes the cost of warehousing, handling, purchasing, and importing the inventory, as well as inbound and outbound transportation, partially offset by vendor allowances. This net inventory cost is recognized through cost of sales when the inventory is sold.  It is impracticable for us to assign specific allocated overhead costs and vendor allowances to individual units of inventory. As such, to match net inventory costs against the related revenues, we use all available information to estimate the net inventory costs to be deferred and recognized each period as the inventory is sold.

Vendor allowances, which primarily represent volume rebates and cooperative advertising funds, are recorded as a reduction of the cost of the merchandise inventories and a subsequent reduction in Cost of Sales when the inventory is sold. We generally earn vendor allowances as a percentage of certain merchandise purchases with no minimum purchase requirements. Typically, our vendor allowance programs extend for a period of 12 months. We recognized vendor allowances of $149 million, or 3.9% of net sales, in fiscal 2008, $141 million, or 3.7% of net sales, in fiscal 2007, and $144 million, or 3.7% of net sales, in fiscal 2006. During the three fiscal years ended January 31, 2009, the number of vendors from which vendor allowances were received ranged from approximately 740 to 790. We did not have any material vendor allowance programs in fiscal 2008, 2007 and 2006 that were based on purchase volume milestones.

We utilize perpetual inventory records to value inventory in our stores. Physical inventory counts are performed in a significant number of stores during each fiscal quarter by a third party inventory counting service, with substantially all stores open longer than one year subject to at least one count each fiscal year. We adjust our perpetual records based on the results of the physical counts.

We maintain a provision for estimated shrinkage based on the actual historical results of our physical inventories. We compare our estimates to the actual results of the physical inventory counts as they are taken and adjust the shrink estimates accordingly. A 10% change in our estimated shrinkage would have affected net earnings by $1 million for fiscal 2008. We also evaluate our merchandise to ensure that the expected net realizable value of the merchandise held at the end of a fiscal period exceeds cost.  In the event that the expected net realizable value is less than cost, we accordingly reduce the value of that inventory. A 10% change in our inventory valuation reserve would have affected net earnings by $2 million for fiscal 2008.

Goodwill—We review goodwill for impairment each year in the fourth quarter, or more frequently if certain events occur or circumstances change. The impairment review is performed by comparing each reporting unit’s carrying value to its estimated fair value, determined through either estimated discounted future cash flows or market-based methodologies. If the carrying value exceeds the estimated fair value, we determine the fair value of all assets and liabilities of the reporting unit, including the implied fair value of goodwill. If the carrying value of goodwill exceeds the implied fair value, we recognize an impairment charge equal to the difference.

Factors used in the valuation of goodwill include, but are not limited to, management’s plans for future operations, recent operating results and discounted future cash flows. Material assumptions used in our impairment analysis include the weighted average cost of capital (“WACC”) percentage, terminal growth rate and forecasted long-term sales growth. During fiscal 2008, there was no impairment charge taken on our goodwill. A 1% change in the WACC rate represents an approximate $281 million change to the enterprise fair value of the Michaels reporting unit. A 1% change in the terminal growth rate and long-term sales growth rate represents an approximate combined $122 million change to the enterprise fair value. Neither assumption change would have resulted in an impairment of goodwill. However, significant changes in these assumptions, or another estimate using different, but still reasonable, assumptions could result in an enterprise fair value that would be less than the carrying value of this reporting unit.

During the fourth quarter of fiscal 2007, we recognized a goodwill impairment charge of $22 million representing the carrying value of goodwill associated with our Aaron Brothers reporting unit.  See Note 3 to our consolidated financial statements for further information.

Impairment of Long-Lived Assets—We evaluate long-lived assets, other than goodwill and assets with indefinite lives, for indicators of impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Additionally, for store assets, we evaluate the performance of individual stores for indicators of impairment and underperforming stores are selected for further evaluation of the recoverability of the carrying amounts.

The evaluation of long-lived assets is performed at the lowest level of identifiable cash flows, which is generally at the individual store level.

Our evaluation requires consideration of a number of factors including changes in consumer demographics and uncertain future events. Accordingly, our accounting estimates may change from period to period. These factors could cause management to conclude that impairment indicators exist and require that tests be performed, which could result in a determination that the value of long-lived assets is impaired, resulting in a writedown to fair value.

Our initial indicator that store assets are considered to be recoverable is that the estimated undiscounted cash flows for the remaining lease term, assuming zero growth over current year store performance, exceed the carrying value of the assets. This evaluation is performed on stores open longer than 36 months, as we consider a store to become mature after that time period. Any stores that do not meet the initial criteria are further evaluated taking into consideration the estimated undiscounted store-specific cash flows for the remaining lease obligation compared to the carrying value of the assets. To estimate this store-specific future cash flows, management must make assumptions about key store variables, including sales, growth rate, gross margin, payroll and other controllable expenses. Furthermore, management considers other factors when evaluating stores for impairment, including the individual store’s execution of its operating plan and other local market conditions.

An impairment is recognized once all the factors noted above are taken into consideration and it is determined that the carrying amount of the store’s assets are not recoverable. The impairment is based on estimated fair value of the assets. We recorded an impairment charge, net of tax, of $2 million in fiscal 2008, an immaterial impairment charge was recorded in fiscal 2007, and $1 million was recorded in fiscal 2006. In addition to recording impairment charges on certain stores based on the previously discussed criteria, we maintain a list of stores we consider at risk and monitor those stores closely. As of January 31, 2009, the aggregate carrying value of the at-risk stores is approximately $1 million.

Reserve for Closed Facilities—We maintain a reserve for future rental obligations, carrying costs, and other closing costs related to closed facilities, primarily closed and relocated stores. In accordance with ASC 420, Exit or Disposal Cost Obligations, we recognize exit costs for any store closures at the time the store is closed. Such costs are recorded within the Cost of sales and occupancy expense line item on our Consolidated Statements of Operations.

The cost of closing a store or facility is calculated as the lesser of the present value of future rental obligations remaining under the lease (less estimated sublease rental income) or the lease termination fee. The determination of the reserves is dependent on our ability to make reasonable estimates of costs to be incurred post-closure and of rental income to be received from subleases. In planning our store closures, we generally try to time our exits as close to the lease termination date as possible to minimize any remaining lease obligation. As of January 31, 2009 our reserve for closed facilities was $7 million. The reserves could differ materially if market conditions were to vary significantly from our assumptions. If we were unable to sublease the facilities for which we included a sublease assumption in the reserve as of January 31, 2009, it would reduce net earnings by $1 million.

Self-Insurance—We have insurance coverage for losses in excess of self-insurance limits for medical liability, general liability and workers’ compensation claims.  Health care reserves are based on actual claims experience and an estimate of claims incurred but not reported. Reserves for general liability and worker’s compensation are determined through the use of actuarial studies. Due to the significant judgments and estimates utilized for determining these reserves, they are subject to a high degree of variability. A 10% change in our self-insurance liability would have affected net earnings by approximately $4 million for fiscal 2008.

Revenue Recognition—Revenue from sales of our merchandise is recognized at the time of the sale, excluding revenue from the sale of custom frames, which is recognized at the time of delivery. Revenue is presented net of sales taxes collected. When calculating our deferred framing revenue, we currently estimate the length of time between the customer placing the order at the store and customer pick-up based on the best available information from our systems. As of January 31, 2009, we deferred 13 days of custom framing revenue. As of that date, a one day change in our custom frame deferral would have had an immaterial impact on our fiscal 2008 net earnings. The number of days deferred for fiscal 2007 and fiscal 2006 were 13 and 12, respectively.

We allow for merchandise to be returned under most circumstances and provide for a reserve of estimated returns. We use historical customer return behavior to estimate our reserve requirements. As of January 31, 2009 and February 2, 2008, our sales returns reserve was approximately $3 million.

We record a gift card liability on the date we issue the gift card to the customer. We record revenue and reduce the gift card liability as the customer redeems the gift card. The deferred revenue associated with outstanding gift cards decreased $1 million from fiscal 2007 to $22 million as of January 31, 2009. We escheat the value of unredeemed gift cards where required by law. Any remaining liabilities not subject to escheatment are evaluated to determine whether the likelihood of the gift card being redeemed is remote (gift card breakage). We recognize gift card breakage as revenue, by applying our estimate of the rate of gift card breakage over the period of estimated performance (approximately 36 months as of the end of fiscal 2008). Our estimates of the gift card breakage rate are applied to the estimated amount of gift cards that are expected to go unused, that are not subject to escheatment, and are based on customers’ historical redemption rates and patterns. We do not believe there is reasonable likelihood that there will be a material change in the future estimates or assumptions we use to recognize income related to unredeemed gift cards. However, if actual results are not consistent with our assumptions, we may incur additional income or expense.

Share-Based Compensation Expenses—ASC 718, Stock Compensation,  requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements, based on their fair value, over the requisite service period. Compensation cost is based on the grant date fair value of the award and ratably recognized as an expense over the effective vesting period. We estimate the fair value of stock option awards using a Black-Scholes option value model.

All grants of our stock options have an exercise price equal to or greater than the fair market value of our Common Stock on the date of grant.  Because we are privately held and there is no public market for our Common Stock, the fair market value of our equity is determined by our Board of Directors at the time option grants are awarded.  In determining the fair value of our Common Stock, the Board of Directors considers factors that it believes are material to the valuation process including the Company’s actual and projected financial results, the principal amount of the Company’s indebtedness and formal valuations of the Company. In previous years, valuations completed relied on projections of our future performance, estimates of our weighted average cost of capital, and metrics based on the performance of a peer group of similar companies, including valuation multiples and stock price volatility. However, due to the macroeconomic conditions that existed at the time of our 2009 valuation, the traditional approaches outlined above did not yield an answer that was considered to be representative of the fair value of the Company’s equity.  Accordingly, the Company also completed a valuation based on a Black-Scholes model, which utilizes the fair value of the Company’s assets, the book value of the Company’s debt, an estimated time to a liquidity event, the asset volatility of a peer group of companies and the risk free rate.

Other assumptions used in the option value model used in estimating the fair value of stock option awards include expected volatility of our Common Stock share price, expected terms of the options, expected dividends, and forfeitures. The expected volatility rate is based on both historical volatility as well as implied volatilities from the exchange-traded options on the common stock of a peer group of companies. We utilize historical exercise and post-vesting employment behavior to estimate the expected terms of the options and do not use a dividend rate assumption. Our forfeitures assumption was estimated based on historical experience and anticipated events. The risk-free interest rate is based on the yields of U.S. Treasury instruments with approximately the same term as the expected life of the stock option award. We update our assumptions regularly based on historical trends and current market observations.

As of January 31, 2009, compensation cost not yet recognized related to nonvested awards totaled $27 million and is expected to be recognized over a weighted average period of 3.5 years. A 10% change in the fair value of stock option awards granted in fiscal 2008 would have had an immaterial impact on our fiscal 2008 net earnings and impacted compensation cost not yet recognized by $1 million.

Income Taxes—We record income tax expense using the liability method for taxes and are subject to income tax in many jurisdictions, including the United States, various states and localities, and Canada. A current tax liability or asset is recognized for the estimated taxes payable or refundable on the tax returns for the current year and a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. In evaluating our ability to realize our deferred tax asset, we considered the following sources of future taxable income:

•       Future reversals of existing taxable temporary differences;

•       Future taxable income, exclusive of reversing temporary differences and carryforwards;

•       Taxable income in prior carryback years; and

•       Tax-planning strategies.

Our evaluation regarding whether a valuation allowance is required or should be adjusted also considers, among other things, the nature, frequency, and severity of recent losses, forecasts of future profitability and the duration of statutory carryforward periods. Our forecasts of future profitability represents our best estimate of these future events. If different assumptions had been used, our tax expense, assets, and liabilities could have varied from recorded amounts.

After conducting this assessment, the valuation allowance recorded against our deferred tax assets was $13 million and $11 million as of January 31, 2009 and February 2, 2008, respectively.  If actual results differ from estimated results or if we adjust these assumptions in the future, we may need to adjust our deferred tax assets or liabilities, which could impact our effective tax rate. Given our capital structure, we will continue to experience volatility in our effective tax rate over the near term.

Item 9A.  Controls and Procedures, page 35

2.              We reviewed the proposed revision to your disclosure in response to comment number two in our letter dated October 27, 2009.  As previously indicated, if your chief executive officer and chief financial officer conclude that your disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, you should also disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.  Please revise your disclosure in future filings accordingly.  In addition, please revise to clarify that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  Alternatively, simply disclose that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the end of the period.  Refer to Item 308 of Regulation S-K, Exchange Act Rule 13a-15(e) and Section II.F.4 of SEC Final Rule Release No. 34-48960: Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response:

We have further revised our evaluation of disclosure controls and procedures to ensure that all requirements of Section II.F.4 of SEC Final Rule Release No. 34-47986 are addressed. In future filings the disclosure will read as follows:

Evaluation of Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated by the SEC under the Securities Exchange Act of 1934) that are designed to provide reasonable assurance that information, which is required to be timely disclosed, is accumulated and communicated to management in a timely fashion.  We note that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls are effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Note 8.  Share-Based Compensation, Page F-23

3.              We reviewed the proposed revision to your disclosure in response to comment number six in our letter dated October 27, 2009.  Please tell us whether your valuations are contemporaneous or retrospective.  Also, please include a discussion of the significant factors, assumptions and methodologies used in determining fair value in your discussion of share-based compensation expenses in the critical accounting policies and estimates section of management’s discussion and analysis of financial condition and results of operations or tell us why you believe additional disclosure is not meaningful to investors.

Response:

In determining the fair value of our Common Stock, the Board of Directors considers factors that it believes are material to the valuation process including the Company’s actual and projected financial results, the principal amount of the Company’s indebtedness and formal valuations of the Company. Valuations completed rely on projections of our future performance, estimates of our weighted average cost of capital, and metrics based on the performance of a peer group of similar companies, including valuation multiples and stock price volatility. When stock options are granted we determine the need for an updated formal valuation based on changes in our future projections or market conditions since the previous valuation. For significant grants that occurred in fiscal 2009, we determined that there were no material changes to our valuation assumptions, and therefore, our most recently completed independent valuation was still appropriate.

See our response to comment 1 for the additional discussions that will be included in our critical accounting policies and estimates related to share-based compensation expense.

4.              We considered your response to comment number seven in our letter dated October 27, 2009.  It appears that stock-based compensation expense related to restricted stock awards represents a significant percentage of aggregated stock-based compensation expense recognized during the periods referred to in your response.  Please explain to us why you do not believe restricted stock awards are material for disclosure in accordance with SFAS 123(R).

Response:

The following table reflects the impact of restricted stock awards in relation to total stock-based compensation expense:

(in thousands)	Fiscal 2008	% of total expense	6 months ended August 1, 2009	% of total expense
Total stock-based compensation expense	$8,000		$4,200
Restricted stock compensation expense	542	6.8%	281	6.7%

Total expense not yet recognized	27,000		23,400
Restricted stock expense not yet recognized	940	3.5%	2,600	11.1%
Weighted average period for recognition of restricted stock expense	3.2 years		4.5 years

Based on the above, we do not believe that disclosing the financial statement impact of restricted stock awards separately from total stock-based compensation expense is material. However, we will continue to monitor the expense related to restricted stock awards and disclose if it becomes a significant percentage of total stock-based compensation expense.

Form 8-K Filed August 25, 2009

5.              Please confirm to us that you intend to disclose that “EBITDA:” is a segment measure reported pursuant to FASB ASC 280 and include a thorough discussion as to why “Adjusted EBITDA” is useful to investors in future press releases furnished under Item 2.02 of Form 8-K.

Response:

The following disclosure will be included in future filings, within our segment information footnote, pursuant to FASB ASC 280:

Our chief operating decision makers evaluate historical operating performance, plan and forecast future periods’ operating performance based on earnings before interest, income taxes, depreciation and amortization (“EBITDA”). We believe EBITDA represents the financial measure that more closely reflects the operating effectiveness of factors over which management has control. As such, an element of base incentive compensation targets for certain management personnel are based on EBITDA.

The following discussion will be included in future press releases furnished under Item 2.02 of Form 8-K:

Michaels Stores, Inc.

Supplemental Disclosures Regarding Non-GAAP Financial Information

The following table sets forth the Company’s Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”).  The Company defines EBITDA as net income before interest, income taxes, discontinued operations, goodwill impairment, depreciation and amortization. Additionally, the table presents Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”).  The Company defines Adjusted EBITDA as EBITDA adjusted for certain defined amounts that are added to, or subtracted from, EBITDA (collectively, the “Adjustments”) in accordance with the Company’s $2.4 billion Senior secured term loan and $1.0 billion Asset-based revolving credit facilities. The Adjustments are described in further detail in the footnotes to the table below.

The Company has presented EBITDA and Adjusted EBITDA in this press release to provide investors with additional information to evaluate our operating performance and our ability to service our debt.  The Company uses EBITDA, among other metrics, to evaluate operating performance, to plan and forecast future periods’ operating performance and as an element of its incentive compensation targets for certain management personnel. Adjusted EBITDA is a required calculation under the Company’s Senior secured term loan and its Asset-based revolving credit facility. As it relates to the Senior secured term loan, Adjusted EBITDA is used in the calculations of fixed charge coverage and leverage ratios, which, under certain circumstances may result in limitations on the Company’s ability to make restricted payments as well as the determination of mandatory repayments of the loans. Under the Asset-based revolving facility, Adjusted EBITDA is used in the calculation of a fixed charge coverage ratio in the event that excess availability falls to less than $75 million.

As EBITDA and Adjusted EBITDA are not measures of operating performance or liquidity calculated in accordance with U.S. GAAP, these measures should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  Our computation of EBITDA and Adjusted EBITDA may differ from similarly titled measures used by other companies. As EBITDA and Adjusted EBITDA exclude certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table below shows a reconciliation of EBITDA and Adjusted EBITDA to net earnings and net cash provided by operating activities.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 409-1581.

Sincerely,

/s/ Elaine D. Crowley
Elaine D. Crowley
Executive Vice President – Chief Financial Officer

cc: Ernst & Young